Exhibit 99.1

100 University Avenue, 9th floor
Date: November 7, 2011	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: HELIX BIOPHARMA CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	02-12-2011
Record Date for Voting (if applicable) :	02-12-2011
Beneficial Ownership Determination Date :	02-12-2011
Meeting Date :	30-01-2012
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	422910109	CA4229101098

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for HELIX BIOPHARMA CORP.